SunAmerica Investments, Inc. v. idealab!, Inc., et al.

On July 19, 2004, a Complaint for Damages and Injunctive and Other Relief was filed in the Superior Court of the State of California (Los Angeles County) against idealab!, Inc. and several former holders of idealab! Series D Preferred shares. The T. Rowe Price Science & Technology Fund was a named defendant. This litigation arose from a matter (closed in 2004) in which the Series D shareholders sued idealab! and several of its officers and directors in connection with a tender offer made to the shareholders. In settlement of that litigation, the Series D shareholders entered into a Settlement and Stock Purchase Agreement in April 2004. The Series D shareholders received 19 cents per share under the terms of the Agreement. The SunAmerica lawsuit alleged breaches of contract and fiduciary duty and sought to undo the Agreement. The Science & Technology Fund was indemnified by idealab! under the terms of the Agreement, and its counsel represented all of the defendants in the SunAmerica litigation. The defendants filed a motion for summary judgment on August 10, 2006, which followed the Court’s denial of the plaintiff’s motion for summary judgment. Summary judgment was granted by the Court on January 22, 2007.